UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[_ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of the form and complete verification at the end of the form.)

[_] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: AMERISTOCK MUTUAL FUND, INC.

3. Securities and Exchange Commission File No.: 811-09090

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]  Initial Application [_] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 1320 Harbor Bay Parkway, Suite 145, Alameda, California 94502

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Heather Harker, Chief Legal Officer, (address until March 31, 2013) 1320 Harbor Bay Parkway, Suite 145, Alameda, California 94502, (address after March 31, 2013) 1999 Harrison Street, Suite 1530, Oakland CA 94612, Phone: 804.894.8075, Facsimile: 804.303.8157.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, ..31a-2]:

Drexel Hamilton Mutual Funds
c/o Drexel Hamilton Investment Partners, LLC
45 Rockefeller Plaza, Suite 2000

New York, New York, 10111

Attention: Andrew Bang
212-918-4710

8. Classification of fund (check only one):

[X] Management company;

[_] Unit investment trust; or

[_] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[X]Open-end [_] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund(including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Ameristock Corporation, (address until March 31, 2013) 1320 Harbor Bay Parkway, Suite 145, Alameda, California 94502, (address after March 31, 2013) 1999 Harrison Street, Suite 1530, Oakland CA 94612.

12. Provide the name and address of each principal underwriter of the fund, even if the fund's contracts with those underwriters have been terminated: ALPS Distributors, Inc., 1290 Broadway, Suite 1100 Denver, Colorado 80203

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):

(b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[_] Yes [_] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [_] No

If Yes, state the date on which the board vote took place:

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [_] No

If Yes, state the date on which the shareholder vote took place: January 10, 2013

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [_] No

(a) If Yes, list the date(s) on which the fund made those distributions:

As of January 11, 2013

(b) Were the distributions made on the basis of net assets?

[X] Yes [_] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes [_] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Pursuant to the Agreement and Plan of Reorganization and Termination for the Merger, (1) the Ameristock Mutual Fund, Inc. transferred all of its assets to the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds, in exchange solely for voting shares of beneficial interest (“shares”) in the Drexel Hamilton Centre American Equity Fund and the Drexel Hamilton Centre American Equity Fund assuming all of the Ameristock Mutual Fund, Inc.’s liabilities; (2) the Ameristock Mutual Fund, Inc. distributing pro rata to the Ameristock Mutual Fund, Inc.’s shareholders shares of the Drexel Hamilton Centre American Equity Fund in exchange for such shareholders’ Ameristock Mutual Fund, Inc. shares and in connection with the complete liquidation of the Ameristock Mutual Fund, Inc.; and (3) the dissolution and termination of the Ameristock Mutual Fund, Inc. Specifically, at the effective time of the Merger (or as soon thereafter as was reasonably practicable), the Ameristock Mutual Fund, Inc. distributed all the shares of the Drexel Hamilton Centre American Equity Fund it received in the Merger to its shareholders of record determined at the Effective Time (each, a “Shareholder”), pro rata in proportion to their Ameristock Mutual Fund, Inc. shares then held of record and in constructive exchange therefor, and completely liquidated. That distribution was accomplished by the transfer agent for the Drexel Hamilton Centre American Equity Fund opening accounts on the Drexel Hamilton Centre American Equity Fund’s shareholder records in the Shareholders’ names and transferring those Drexel Hamilton Centre American Equity Fund shares thereto. Pursuant to that transfer, each Shareholder’s account was credited with the number of full and fractional Drexel Hamilton Centre American Equity Fund shares with an aggregate net asset value equal to the value of the assets that the Ameristock Mutual Fund, Inc. transferred to the Drexel Hamilton Centre American Equity Fund, less the Ameristock Mutual Fund, Inc.’s liabilities that the Drexel Hamilton Centre American Equity Fund assumed. The value of the assets transferred to, and liabilities assumed by, the Drexel Hamilton Centre American Equity Fund was the value of such assets, and amount of such liabilities, after the declaration and payment of any dividends and/or other distributions on the date of the closing of the Merger, determined using the valuation policies and procedures, described in the Ameristock Mutual Fund, Inc’s registration statement and that complied with the requirements of the Investment Company Act of 1940, as amended. The aggregate value of Drexel Hamilton Centre American Equity Fund shares received by an Ameristock Mutual Fund, Inc. Shareholder and held by such Shareholder immediately after the Merger was equal to the aggregate value of such Shareholder’s shares of the Ameristock Mutual Fund, Inc. held immediately prior to the Merger. Ownership of the Drexel Hamilton Centre American Equity Fund shares is shown on the books and records of the Drexel Hamilton Centre American Equity Fund’s transfer agent. All issued and outstanding Ameristock Mutual Fund, Inc. shares, including any represented by certificates, were simultaneously canceled on the Ameristock Mutual Fund, Inc’s shareholder records.

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[_] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:

Has the fund issued senior securities?

[_] Yes [_] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [_] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions incomplete liquidation of their interests?

[_] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[_] Yes [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed.

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[_] Yes [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[_] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation: Legal expenses, accounting expenses and proxy expenses

(b) How were those expenses allocated?

As contemplated in the Agreement and Plan of Reorganization and Termination, Drexel Hamilton Investment Partners, LLC, as the investment adviser to the Drexel Hamilton Centre American Equity Fund, agreed to pay: (a) Drexel Hamilton Centre American Equity Fund’s legal and accounting fees, including fees of counsel to the Drexel Hamilton Centre American Equity Fund, in connection with the Merger; (b) legal expenses of the Drexel Hamilton Centre American Equity Fund associated with preparing and filing the proxy statement/prospectus; and (c) reasonable expenses relating to the proxy solicitation of Ameristock Mutual Fund, Inc. shareholders, other than those fees and expenses described in (3) below.

As contemplated in the Agreement and Plan of Reorganization and Termination, Ameristock Corporation, as the investment adviser to the Ameristock Mutual Fund, Inc., agreed to pay: (1) the Ameristock Mutual Fund, Inc.’s legal and accounting fees, including reasonable fees of the counsels to the Ameristock Mutual Fund, Inc. and its independent Directors, in connection with the Merger (including the proxy statement/prospectus and proxy materials); (2) fees and expenses relating to printing, and mailing to Ameristock Mutual Fund, Inc. shareholders, the proxy statement/prospectus, any supplement to the Ameristock Mutual Fund, Inc.’s prospectus and statement of additional information, and any proxy material relating to the solicitation of Ameristock Mutual Fund, Inc. shareholders in connection with the Merger; and (3) expenses of holding the Shareholder Meeting (including any adjournments or postponements thereof).

Drexel Hamilton Investment Partners, LLC, and Ameristock Corporation agreed to remain liable for the expenses set forth above regardless of whether the Merger occurred. Notwithstanding the foregoing, the Agreement and Plan of Reorganization and Termination provided that neither the Ameristock Mutual Fund, Inc. nor the Drexel Hamilton Centre American Equity Fund would be responsible for any costs associated with the Merger, except that (i) each fund may be responsible for any costs or expenses incurred in connection with the disposition of any portfolio securities that is undertaken to better align the portfolios of the funds prior to or after the closing of the Merger and the costs or expenses incurred in acquiring replacement securities, (ii) the Drexel Hamilton Centre American Equity Fund would be responsible for the costs of qualifying its shares for issuance in connection with the Merger on an as incurred basis, and (iii) expenses shall be paid by a fund directly incurring them if and to the extent that the payment thereof by another person would result in that fund’s disqualification as a “regulated investment company” or would prevent the Merger from qualifying as a tax-free reorganization.

(c) Who paid those expenses?

As described in response to question 22(b) above, Drexel Hamilton Investment Partners, LLC, and Ameristock Corporation, paid the legal, accounting, and proxy expenses relating to the Merger. The Drexel Hamilton Centre American Equity Fund incurred certain transaction costs in connection with the disposition of certain portfolio securities that was undertaken to better align the portfolios of the funds after the closing of the Merger and the costs or expenses incurred in acquiring replacement securities, and the Drexel Hamilton Centre American Equity Fund was responsible for the costs of qualifying its shares for issuance in connection with the Merger on an as incurred basis.

(d) How did the fund pay for unamortized expenses (if any)? See response to question 22(c)
above.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[_] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[_] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[_] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger: Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds

(b) State the Investment Company Act file number of the fund surviving the Merger: 811- 22545

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The “Form of” Agreement and Plan of Reorganization and Termination for the Merger was filed with the Commission on the following dates:

Form Type: N-14

File Date: October 9, 2012

SEC Accession No.: 0001193125-12-412371

Form Type: 497

File Date: November 9, 2012

SEC Accession No.: 0001193125-12-462705

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of AMERISTOCK MUTUAL FUND, INC., (ii) he is President (title) of Ameristock Mutual Fund, Inc., and its investment adviser, Ameristock Corporation, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

_/s/Nicholas D. Gerber___
Nicholas D. Gerber
President